BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS  60606

Telephone  (312) 984-3100

Facsimile  (312) 984-3150

May 27, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Michael R. Clampitt
Jonathan E. Gottlieb

Re:	West Suburban Bancorp, Inc.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Schedule 14A, filed April 9, 2009
File No. 000-17609

Dear Messrs. Clampitt and Gottlieb:

As I discussed with Mr. Gottlieb on May 25, 2010, our client, West Suburban Bancorp, Inc. (the “Company”), recently received your letter dated May 10, 2010, postmarked May 18, 2010, containing comments on the above-referenced Form 10-K and Schedule 14A.  Your letter requests a response within ten business days, or the Company is required to tell you when it will provide you with a response.  During my May 25, 2010 telephone call with Mr. Gottlieb, we discussed providing a response within ten business days from May 25, 2010, or by June 9, 2010.  Mr. Gottlieb orally approved this timing.  As a result, the Company intends to provide a response to your letter on or before June 9, 2010.

Please contact me if you have any questions or require any additional information.

Very truly yours,

/s/ Andrew R. Grossmann

Andrew R. Grossmann

cc:                                 Mr. Kevin J. Acker

Mr. Duane G. Debs